

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2013

Via E-Mail
Mr. Tony S. Giardini
Chief Financial Officer
Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, Ontario M5J 2V5

      Re: **Kinross Gold Corporation**
               Form 40-F for the Year Ended December 31, 2012
               Filed April 1, 2013
               Response dated May 28, 2013
               File No. 001-13382

Dear Mr. Giardini:

      We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2012

Exhibit 99.2

Management's Discussion and Analysis, page 1

11. Supplemental Information, page 56

Reconciliation of non-GAAP financial measures, page 56

All-in Sustaining Cost, page 58

1.   We note your disclosure on page 14 that the Company is part of a World Gold
        Council ("WGC") process that is seeking industry consensus on adopting formal

guidelines for reporting all-in costs associated with producing gold; and that the Company is independently reporting an all-in sustaining cost as the WGC process continues. Please address the following in future filings and provide us with draft disclosure of your planned revisions in your response:

- Expand your disclosure to include a brief description of the WGC to enhance an investor's understanding of this organization, its operations, and its role in defining the all-in sustaining cash costs non-GAAP measure.

- Explicitly state that WGC is not a mining industry regulatory organization and clarify your relationship with WGC, if any.

- To the extent applicable, clearly state that all-in sustaining cost is not a standard industry measure and other companies may calculate such measure differently.

2.   We note that the Company has defined all-in sustaining cost on an attributable basis to include attributable production cost of sales from continuing operations net of silver by-product credits; general and administrative expenses; sustaining business development and exploration costs; sustaining capital (including related capitalized interest); and a portion of other operating costs; and that management believes this measure provides investors with the ability to better evaluate the cost of sustaining gold production. Please address the following in future filings and provide us with draft disclosure of your planned revisions in your response:

- Clarify why this measure is meant to provide more or better information about the costs of producing gold than an IFRS-derived measure (e.g., production cost of sales).

- Clarify the nature and method of calculating each of the adjustments made to attributable production cost of sales to arrive at this non-GAAP measure. Ensure that you specifically address (i) why silver sales are excluded, (ii) how sustaining costs are determined including which activities you include vs. exclude and (iii) how sustaining capital is determined, including which activities you include or exclude. Also explain whether each adjustment can be determined from one or more income statement line items.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining